June 5, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Invision Capital, Inc.
EIN: 98-0396733

Commissioners:

We were previously the principal accountants for Invision Capital, Inc. and we reported on the financial statements of Invision Capital, Inc. as of July 31, 2005 and 2004, and for the two years then ended. We have not provided any audit services to Invision Capital, Inc. since the audit of the July 31, 2005 financial statements. On June 2, 2006, we were dismissed as principal accountants. We have read Invision Capital, Inc.’s statements which we understand will be filed with the Commission pursuant to Item 4 of Form 8-K. We agree with the statements concerning our Firm in Item 4 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP

Cordovano and Honeck, LLP